Exhibit 12

SUMMIT MATERIALS, LLC AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Six months ended		Year Ended
	July 2,	June 27,	January 2,	December 27,	December 28,	December 29,	December 31,
($ in thousands)	2016	2015	2016	2014	2013	2012	2011
Loss from continuing operations before income taxes (1)	$(30,251)	$(90,375)	$(19,194)	$(13,336)	(105,798)	(50,951)	(1,441)
Add (deduct)
Distributions from equity investments	1,500	900	1,800	757	120	817	156
Income (loss) from equity method investees	(440)	301	(2,609)	(1,408)	(1,161)	(683)	894
Capitalized interest	—	—	—	—	(640)	(193)	—
Fixed Charges	49,679	43,268	88,677	88,570	58,419	59,438	49,218
Earnings, as defined	$20,488	$(45,906)	$68,674	$74,583	$(49,060)	$8,428	$48,827
Fixed Charges:
Interest on indebtedness and amortization of deferred financing costs	$47,194	$41,504	$84,629	$86,742	$56,443	$58,079	47,784
Capitalized interest	—	—	—	—	640	193	—
Portion of rental expense under operating leases representative of the interest factor	2,485	1,764	4,048	1,828	1,336	1,166	1,434
Total fixed charges	$49,679	$43,268	$88,677	$88,570	$58,419	$59,438	$49,218
Ratio of earnings to fixed charges (2)(3)	0.4	N/A	0.8	0.8	N/A	0.1	1.0

(1)         Represents earnings from continuing operations before adjustments for noncontrolling interests in consolidated subsidiaries.

(2)         The ratio of earnings to fixed charges is determined by dividing earnings, as adjusted, by fixed charges. Fixed charges consist of interest on all indebtedness plus that portion of operating lease rentals representative of the interest factor (deemed to be 33% of operating lease rentals).

(3)         Earnings were insufficient to cover fixed charges by $89.2 and $107.5 million for the six months ended June 27, 2015 and the year ended 2013, respectively.